Exhibit 99.1

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1Q23 Earnings Release May 15th, 2023

XP Inc. Reports First Quarter 2023 Financial Results

São Paulo, Brazil, May 15, 2023 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the first quarter of 2023.

Summary[1][2]

Operating Metrics (unaudited)	1Q23	1Q22	YoY	4Q22	QoQ
Total Client Assets (in R$ bn)	954	873	9%	946	1%
Total Net Inflow (in R$ bn)	16	46	-65%	31	-48%
Annualized Retail Take Rate	1.21%	1.23%	-2 bps	1.22%	-1 bps
Active clients (in '000s)	3,966	3,504	13%	3,877	2%
Headcount (EoP)	6,146	6,323	-3%	6,928	-11%
IFAs (in '000s)	13.0	10.7	21%	12.3	6%
Retail DATs (in mn)	2.4	2.3	2%	2.7	-12%
Retirement Plans Client Assets (in R$ bn)	62	50	23%	61	2%
Card's TPV (in R$ bn)	8.6	4.5	90%	8.2	4%
Credit Portfolio (in R$ bn)	17.5	11.5	52%	17.1	2%

Financial Metrics (in R$ mn)	1Q23	1Q22	YoY	4Q22	QoQ
Gross revenue	3,326	3,270	2%	3,337	0%
Retail	2,569	2,307	11%	2,549	1%
Institutional	332	548	-39%	357	-7%
Corporate and Issuer Services	266	249	7%	275	-3%
Other	158	166	-5%	156	2%
Net Revenue	3,134	3,121	0%	3,177	-1%
Gross Profit	2,050	2,231	-8%	2,067	-1%
Gross Margin	65.4%	71.5%	-606 bps	65.1%	33 bps
EBT	816	856	-5%	738	11%
EBT Margin	26.0%	27.4%	-140 bps	23.2%	281 bps
Net Income	796	854	-7%	783	2%
Net Margin	25.4%	27.4%	-197 bps	24.6%	76 bps
Basic EPS (in R$)	1.48	1.53	-3%	1.43	4%
Diluted EPS (in R$)	1.48	1.48	0%	1.39	7%
ROAE¹	18.7%	22.8%	-413 bps	18.1%	54 bps
ROAA²	2.4%	3.3%	-97 bps	2.4%	2 bps

_____________

1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans Liabilities and Float Balance.

Discussion of Results

Detailed impact of one-time non-recurring loss

(in R$ mn)	1Q23	One-time loss	1Q23[4]	1Q22	YoY[4]
Total Gross Revenue	3,326	(164)	3,489	3,270	7%
Retail	2,569	(95)	2,664	2,307	15%
Institutional	332	-	332	548	-39%
Issuer Services & Corporate	266	-	266	249	7%
Other	158	(69)	227	166	37%
Net Revenue	3,134	(160)	3,294	3,121	6%
EBT	816	(160)	977	856	14%
EBT Margin	26.0%	n.a.	29.6%	27.4%	221 bps
Tax Expense (Accounting)	(20)	30	(50)	(2)	n.a.
Tax expense (Tax Withholding in Funds)[3]	(147)	(17)	(131)	(161)	-19%
Effective tax rate (Normalized)	(17.4%)	n.a.	(16.3%)	(16.0%)	-27 bps
Net Income	796	(131)	927	854	8%
Net Margin	25.4%	n.a.	28.1%	27.4%	76 bps

Total Gross Revenue

Gross revenue was R$3.3 billion in 1Q23, flat QoQ and up 2% YoY. Excluding a one-time non-recurring loss of R$164 million related to the bonds of a large corporate issuer that filed for bankruptcy, gross revenue was R$3.5 billion, up 5% QoQ and 7% YoY.

Retail Revenue[3]

(in R$ mn)	1Q23	One-time loss	1Q23[4]	1Q22	YoY[4]
Retail Revenue	2,569	(95)	2,664	2,307	15%
Equities	1,069	-	1,069	1,098	-3%
Fixed Income	332	(95)	427	425	0%
Funds Platform	313	-	313	268	17%
Retirement Plans	87	-	87	74	17%
Cards	204	-	204	97	112%
Credit	41	-	41	35	19%
Insurance	32	-	32	23	42%
Other Retail	490	-	490	287	70%
Annualized Retail Take Rate	1.21%	4 bps	1.26%	1.23%	2 bps

___________________

3 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue. 4 - Excludes one-time non-recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy.

1Q23 Retail revenue was R$2.6 billion, growing 1% vs 4Q22 and 11% vs 1Q22. Excluding the one-time loss of R$95 million from the bonds of a large corporate issuer, Retail revenue was R$2.7 billion, growing 5% and 15% QoQ and YoY, respectively.

Stronger client activity and performance of the advisory network relative to 4Q22 were the main factors driving sequential improvement, despite the still very challenging macro scenario.

Among revenue lines, Fixed Income, as expected, saw the largest spike in demand from clients while Structured Products within Equity recovered from an unusually weak 4Q22. Revenue from stocks and futures intermediation, on the other hand, followed lower market volumes and were the main negative drivers.

Retail-related revenues in 1Q23 represented 78% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Take Rate

Annualized Retail Take Rate was 1.21% in 1Q23 as reported and 1.26% accounting for the one-time non-recurring loss.

Institutional Revenue

Institutional revenue was R$332 million, down 7% QoQ and 39% YoY, mostly impacted by weaker trading activity on our main product lines in the quarter. The decrease is more noticeable versus 1Q22, when market volatility boosted overall volumes in trading desks, leading to a peak in demand for hedging.

Institutional revenue in 1Q23 accounted for 7% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Corporate & Issuer Services Revenue

Revenue totaled R$266 million in 1Q23, down 3% QoQ and up 7% YoY. Sequential contraction in revenue happened mainly due to weaker capital market activity in the quarter, which followed the bankruptcy of a relevant Brazilian retailer and the consequent worsening of overall corporate credit dynamics.

Corporate and Issuer Services related revenues in 1Q23 represented 7% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Other Revenue

Excluding the one-time non-recurring loss of R$69 million on the quarter, Other revenue was R$227 million in 1Q23, up 46% QoQ and 37% YoY.

Other revenue in 1Q23 accounted for 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Costs of Goods Sold and Gross Margin

Gross Margin was 65.4% in 1Q23 versus 65.1% in 4Q22 and 71.5% in 1Q22. Accounting for the non-recurring loss of R$164 million related to a single issuer, 1Q23 gross margin was 67.1%. QoQ improvement was mainly due to a more favorable product and channel mix and the absence of the one-time impacts on cards and prepaid expenses of 4Q22.

SG&A Expenses[4]

(in R$ mn)	1Q23	1Q22	YoY	4Q22	QoQ
Total SG&A5	(1,045)	(1,255)	-17%	(1,377)	-24%
People	(760)	(899)	-16%	(892)	-15%
Salary and Taxes	(378)	(346)	9%	(337)	12%
Bonuses	(329)	(354)	-7%	(379)	-13%
Share Based Compensation	(53)	(200)	-73%	(176)	-70%
Non-people[5]	(285)	(355)	-20%	(485)	-41%
LTM Compensation Ratio[6]	28.5%	28.9%	-43 bps	29.5%	-107 bps
LTM Efficiency Ratio[7]	40.4%	40.1%	24 bps	42.0%	-161 bps
Headcount (EoP)	6,146	6,323	-3%	6,928	-11%

SG&A5 expenses totaled R$1.0 billion in 1Q23, down 24% QoQ and 17% YoY, and reflecting primarily the impact of company-wide efficiency initiatives implemented in the quarter. Because of the reduction in headcount and related Share Based Compensation forfeits, share based compensation expenses decreased relative to 4Q22 and the run rate of 2022FY.

Last twelve months compensation ratio6 in 1Q23 was 28.5%, an improvement from 28.9% and 29.5% in 1Q22 and 4Q22, respectively. Also, our last twelve months efficiency ratio7 reached 40.4% in 1Q23, compared to 40.1% and 42.0% in the same periods.

EBT

EBT was R$816 million in 1Q23, and excluding the R$160 million one-time non-recurring loss recognized in the quarter (after sales tax), EBT was R$977 million, up 32% QoQ and 14% YoY. EBT Margin, excluding the one-time nonrecurring loss, was 29.6% in the quarter, up 641 bps QoQ and 221 bps YoY, in line with our medium-term annual guidance of 26% to 32% between 2023 and 2025.

Net Income and EPS

In 1Q23, Net Income was R$796 million, up 22% QoQ and down 8% YoY. Basic and diluted EPS were R$1.48.

Excluding the R$131 million one-time non-recurring loss recognized in the quarter (after taxes), Net income was R$927 million, up 18% QoQ and 8% YoY.

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5 - Total SG&A and non-people SG&A exclude revenue from incentives from Tesouro Direto, B3.

6 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

7 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Monday, May 15th, 2023, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 1Q23 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)5

Managerial Income Statement	1Q23	1Q22	YoY	4Q22	QoQ
Total Gross Revenue	3,326	3,270	2%	3,337	0%
Retail	2,569	2,307	11%	2,549	1%
Equities	1,069	1,098	-3%	995	7%
Fixed Income	332	425	-22%	393	-15%
Funds Platform	313	268	17%	311	1%
Retirement Plans	87	74	17%	93	-7%
Cards	204	97	112%	234	-13%
Credit	41	35	19%	47	-13%
Insurance	32	23	42%	31	2%
Other	490	287	70%	443	10%
Institutional	332	548	-39%	357	-7%
Issuer Services & Corporate	266	249	7%	275	-3%
Other	158	166	-5%	156	2%
Net Revenue	3,134	3,121	0%	3,177	-1%
COGS	(1,084)	(891)	22%	(1,110)	-2%
Gross Profit	2,050	2,231	-8%	2,067	-1%
Gross Margin	65.4%	71.5%	-606 bps	65.1%	33 bps
SG&A	(1,042)	(1,251)	-17%	(1,135)	-8%
People	(760)	(899)	-16%	(892)	-15%
Non-People	(282)	(351)	-20%	(243)	16%
D&A	(48)	(61)	-21%	(46)	5%
EBIT	960	919	4%	886	8%
Interest expense on debt	(163)	(48)	238%	(150)	9%
Share of profit or (loss) in joint ventures and associates	19	(14)	-234%	1	-258%
EBT	816	856	-5%	738	11%
EBT Margin	26.0%	27.4%	-140 bps	23.2%	281 bps
Tax Expense (Accounting)	(20)	(2)	822%	44	-145%
Tax expense (Tax Withholding in Funds)[8]	(147)	(161)	-8%	(192)	-23%
Effective tax rate (Normalized)	(17.4%)	(16.0%)	-136 bps	(15.8%)	-157 bps
Net Income	796	854	-7%	783	2%
Net Margin	25.4%	27.4%	-197 bps	24.6%	76 bps
Adjustments	23	133	-83%	110	-79%
Adjusted Net Income[9]	819	987	-17%	893	-8%
Adjusted Net Margin.	26.1%	31.6%	-549 bps	28.1%	-199 bps

Accounting Income Statement (in R$ mn)

Accounting Income Statement	1Q23	1Q22	YoY	4Q22	QoQ
Net revenue from services rendered	1,346	1,265	6%	1,565	-14%
Brokerage commission	494	560	-12%	544	-9%
Securities placement	249	291	-15%	361	-31%
Management fees	382	329	16%	412	-7%
Insurance brokerage fee	41	36	14%	47	-13%
Educational services	13	8	69%	6	108%
Commission Fees	189	93	103%	237	-20%
Other services	101	89	14%	102	-1%
Sales Tax and contributions on Services	(123)	(141)	-13%	(145)	-15%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	502	(145)	n.a.	14	n.a.
Net income from financial instruments at fair value through profit or loss	1,286	2,001	-36%	1,598	-20%
Total revenue and income	3,134	3,121	0%	3,177	-1%
Operating costs	(1,017)	(864)	18%	(1,071)	-5%
Selling expenses	(15)	(19)	-22%	(48)	-69%
Administrative expenses	(1,094)	(1,293)	-15%	(1,368)	-20%
Other operating revenues (expenses), net	19	0	n.a.	235	-92%
Expected credit losses	(68)	(26)	156%	(38)	77%
Interest expense on debt	(163)	(48)	238%	(150)	9%
Share of profit or (loss) in joint ventures and associates	19	(14)	n.a.	1	n.a.
Income before income tax	816	856	-5%	738	11%
Income tax expense	(20)	(2)	n.a.	44	n.a.
Net income for the period	796	854	-7%	783	2%

Balance Sheet (in R$ mn)

Assets	1Q23	4Q22
Cash	3,089	3,553
Financial assets	180,185	177,682
Fair value through profit or loss	99,527	96,730
Securities	84,511	87,513
Derivative financial instruments	15,015	9,217
Fair value through other comprehensive income	29,145	34,479
Securities	29,145	34,479
Evaluated at amortized cost	51,514	46,473
Securities	10,905	9,272
Securities purchased under agreements to resell	11,830	7,604
Securities trading and intermediation	2,607	3,271
Accounts receivable	595	598
Loan Operations	23,107	22,211
Other financial assets	2,470	3,517
Other assets	6,194	5,761
Recoverable taxes	283	163
Rights-of-use assets	233	258
Prepaid expenses	4,250	4,240
Other	1,427	1,099
Deferred tax assets	1,582	1,612
Investments in associates and joint ventures	2,256	2,272
Property and equipment	304	311
Goodwill & Intangible assets	830	844
Total Assets	194,441	192,035

Liabilities	1Q23	4Q22
Financial liabilities	128,402	127,709
Fair value through profit or loss	26,545	22,135
Securities	11,472	13,529
Derivative financial instruments	15,073	8,605
Evaluated at amortized cost	101,857	105,574
Securities sold under repurchase agreements	25,921	31,790
Securities trading and intermediation	15,269	16,063
Financing instruments payable	46,482	43,684
Accounts payables	586	617
Borrowings	1,825	1,866
Other financial liabilities	11,774	11,554
Other liabilities	48,916	47,173
Social and statutory obligations	503	968
Taxes and social security obligations	400	365
Private pension liabilities	47,806	45,734
Provisions and contingent liabilities	79	44
Other	127	62
Deferred tax liabilities	76	111
Total Liabilities	177,395	174,992
Equity attributable to owners of the Parent company	17,039	17,036
Issued capital	0	0
Capital reserve	19,195	19,156
Other comprehensive income	(48)	(134)
Treasury	(2,903)	(1,987)
Retained earnings	795	-
Non-controlling interest	7	6
Total equity	17,046	17,042
Total liabilities and equity	194,441	192,035

Float, Adjusted Gross Financial Assets and Net Asset Value

(in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	1Q23	4Q22
Assets	180,747	177,761
(+) Cash	3,089	3,553
(+) Securities - Fair value through profit or loss	84,511	87,513
(+) Securities - Fair value through other comprehensive income	29,145	34,479
(+) Securities - Evaluated at amortized cost	10,905	9,272
(+) Derivative financial instruments	15,015	9,217
(+) Securities purchased under agreements to resell	11,830	7,604
(+) Loans and credit card operations	23,107	22,211
(+) Foreign exchange portfolio	1,732	2,145
(+) Energy	874	647
(+) Central Bank Deposits	538	1,119
Liabilities	(149,313)	(146,194)
(-) Securities	(11,472)	(13,529)
(-) Derivative financial instruments	(15,073)	(8,605)
(-) Securities sold under repurchase agreements	(25,921)	(31,790)
(-) Retirement Plans Liabilities	(47,806)	(45,734)
(-) Deposits	(21,025)	(20,262)
(-) Structured Operations	(13,204)	(12,110)
(-) Financial Bills	(6,347)	(5,676)
(-) Foreign exchange portfolio	(2,036)	(2,405)
(-) Credit card operations	(5,245)	(4,987)
(-) Commitments subject to possible redemption	(1,008)	(1,049)
(-) Other Funding	(175)	(47)
(-) Float	(12,662)	(12,792)
(=) Adjusted Gross Financial Assets	18,772	18,775

Net Asset Value	1Q23	4Q22
(=) Adjusted Gross Financial Assets	18,772	18,775
Gross Debt	(9,950)	(9,389)
(-) Borrowings	(1,825)	(1,866)
(-) Debentures	(2,235)	(2,029)
(-) Structured financing	(2,393)	(1,934)
(-) Bonds	(3,497)	(3,561)
(=) Net Asset Value	8,822	9,385

Float (=net uninvested clients' deposits)	1Q23	4Q22
Assets	(2,607)	(3,271)
(-) Securities trading and intermediation	(2,607)	(3,271)
Liabilities	15,269	16,063
(+) Securities trading and intermediation	15,269	16,063
(=) Float	12,662	12,792

Reconciliation of Adjusted Net Income (in R$ mn)

Adjusted Net Income	1Q23	1Q22	YoY	4Q22	QoQ
Net Income	796	854	-7%	783	2%
(+) Share Based Compensation	68	212	-68%	181	-62%
(+/-) Taxes	(46)	(79)	-43%	(71)	-36%
Adj. Net Income	819	987	-17%	893	-8%